FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2004

<u>KERZNER INTERNATIONAL LIMITED</u>
(Translation of registrant's name into English)

<u>Coral Towers, Paradise Island, The Bahamas</u>
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Kerzner International Limited 6K

Kerzner International Limited (NYSE: KZL) (the "Company") announced today that it expects to issue securities representing up to one million Ordinary Shares of the Company in a domestic offering in The Bahamas (the "Offering") as early as the end of June.

Butch Kerzner, Chief Executive Officer of the Company, commented, "We are extremely pleased to announce this Offering in The Bahamas. We have developed Atlantis, Paradise Island into one of the most successful resort destinations in the world and we believe this resort can only get better through the proposed Phase III expansion project. This stock offering is expected to provide an opportunity for Bahamians to share in our collective efforts in this exciting new expansion project in The Bahamas and also to benefit from our international growth efforts elsewhere, which include extending the Atlantis brand to Dubai and potentially other parts of the world."

The Offering is expected to be broadly distributed to retail and institutional investors in The Bahamas. Employees of the Company resident in The Bahamas will be able to purchase the proposed securities.

The security that will be traded in The Bahamas will be a Bahamian Depositary Receipt ("BDR"). Each share of the Company's Ordinary Shares that are traded on the New York Stock Exchange ("NYSE") under ticker symbol "KZL" will be represented by ten (10) BDRs so that the offering price will be at a level consistent with the local market.

The financial advisor and lead placement agent for this offering will be Fidelity Capital Markets Limited and will place the BDRs on a best efforts basis. Fidelity Merchant Bank & Trust Limited will serve as the depositary and transfer agent.

The Offering is subject to final approvals from the Central Bank of the Commonwealth of The Bahamas, The Bahamas Securities Commission and Bahamas International Securities Exchange. A prospectus describing KZL and the BDRs will be circulated to prospective investors in The Bahamas.

This Offering will be made exclusively to residents of The Bahamas and will not be made to any person in the United States. The Offering will be made in compliance with Regulation S of the U.S. Securities Act.

This release is not an offer of securities for sale in the United States. The Company's Ordinary Shares and any BDR's may not be offered or sold in the United States absent registration or an exemption from registration. The Company may register a portion of the Ordinary Shares underlying the outstanding BDR's for resale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company or the selling security holder that will contain detailed information about the Company and management, as well as the consolidated financial statements.

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the Securities Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.242.363.6014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By: <u>/s/John R. Allison</u>
Name: John R. Allison
Title: Executive Vice President
                 Chief Financial Officer